FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2009

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Corporate Taxpayer’s ID (CNPJ/MF) 47.508.411/0001 -56
Authorized Capital Publicly-Held Company

MATERIAL FACT
TENDER OFFER FOR THE ACQUISITION OF SHARES OF
GLOBEX UTILIDADES S.A.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Offeror”) hereby announces that on December 22, 2009 it obtained the registration for the public offer (“Tender Offer”) for the acquisition of 100% of the common shares issued by GLOBEX UTILIDADES S.A. (“Target Company”), in view of (i) the sale of control of the Target Company, in accordance with article 254-A of Law 6,404 of December 15, 1976, and, cumulatively, (ii) the increase in the Offeror’s stake in the Target Company voting capital, in accordance with article 4, paragraph 6 of the Brazilian Corporation Law. The Tender Offer will be conducted pursuant to the terms of the Instruction 361 issued by the Brazilian Securities and Exchange Commission (“CVM”) on March 5, 2002 (“Instruction 361”).

Pursuant to article 24, item I of Instruction 361, the Offeror informs that the holders of outstanding shares of the Target Company have 15 (fifteen) days from today to request the Company to call a meeting of holders of outstanding shares. This request has to be substantiated and must contain elements demonstrating a failure or inaccuracy in the calculation methodology or in appraisal criteria adopted in the appraisal report of the shares issued by the Target Company (“Appraisal Report”). The Appraisal Report is available in the CVM’s IPE information system.

The Tender Offer price is R$7.5850 per share issued by the Target Company, subject to the terms and conditions contained in the Tender Offer statement, corresponding to 80% (eighty percent) of the price paid in the acquisition of control of the Target Company, updated in accordance with the orientation of the CVM. The other terms and conditions of the Tender Offer are identical to the payment conditions accorded to the former controllers of the Target Company.

São Paulo, December 23, 2009

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 23, 2009	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Senior Executive Operating Vice-President
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.